FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
July 28, 2023
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jordan Nimitz; Abby Adams

Re:	3M Health Care Co
Draft Registration Statement on Form 10
Submitted June 23, 2023
CIK 0001964738
Dear Ms. Nimitz and Ms. Adams:
On behalf of our client, 3M Health Care Company (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated July 7, 2023 regarding Amendment No. 2 to the Company’s draft registration statement on Form 10 (as amended by Amendment No. 2, the “Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on June 23, 2023.
In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via the EDGAR system today. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 3. Terms not otherwise defined in this letter have the meanings given to them in Amendment No. 3.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Exhibit 99.1
Information Statement Summary
Our Company, page 11
1.We acknowledge your revised disclosures in response to comment 1, but reissue to the extent you have not generally revised the summary to balance your numerous statements of leadership and strengths.  The revisions on page 17 removed language that appeared to provide context for the statements that remain.  In addition, you continue to refer to your "trusted solutions" and "trusted brands" and that your products "enable higher quality patient care, more efficient processes and workflows, and improved standards of safety" without stating these as your beliefs

U.S. Securities and Exchange Commission
July 28, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
or clarifying the basis for these statements.  Please refer to comments 2 and 4 of our March 15, 2023 letter.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11-23 and throughout the Business Section.
2.We note the graphic on pages 12 and 88, and other statements throughout the summary and other sections of your prospectus regarding the safety and efficacy of your products and products into which your products are incorporated.  Please revise the graphic to remove references to safety and efficacy, including as they relate to products you do not produce.  As safety and efficacy determinations are solely within authority of the FDA or other regulatory agencies, please also revise the summary to explain which of your products' efficacy and safety claims have been approved by the FDA or similar regulatory authorities, and that efficacy or safety claims for your other products have not been approved by regulatory authorities.  We note, for example, the broad statement on page 13 that your "solution shave been evaluated in numerous clinical studies, and results from these studies confirm the safety, efficacy and clinical benefit for their intended use."
Response: In response to the Staff’s comment, the Company has revised the graphic on pages 12 and 88 and the disclosure on pages iii, 11-23 and throughout the Business Section.
Unaudited Pro Forma Condensed Combined Financial Information, page 77
3.Please further clarify in note (j) how you determined the appropriate tax rate to use in arriving at the pro forma provision for income taxes.   In this regard, we note that the pro forma effective tax rate on transaction accounting adjustments was approximately 12.5% compared to your historical effective tax rate of 20.6%.  In addition the statutory effective tax rate also appears higher based on disclosures on page F-21.  Refer to the guidance of Rule 11-02(b)(5)(i) of Regulation S-X.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84.
4.In regards to autonomous entity adjustments, we remind you that Rule 11-02(b)(11)(iii) of Regulation S-X indicates that detailed disclosures should be provided which should include a description of the adjustment (including the material uncertainties), the material assumptions, the calculation of the adjustment, and additional qualitative information about the adjustments, if any, necessary to

U.S. Securities and Exchange Commission
July 28, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
give a fair and balanced presentation of the pro forma financial information.  Please expand your disclosures to appropriately address.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84.
5.We note adjustment (o) to the pro forma balance sheet reflects the net impact of lease arrangements with third parties and sublease arrangements with ParentCo for facilities that will be entered into prior to the separation.  Please address what consideration was given to reflecting the impact of these arrangements on your pro forma statement of income given that these arrangements do not appear to be included in adjustment (m).
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the historical statements of income already include the lease expense related to the arrangements that are being recognized on the pro forma balance sheet in adjustment (o). Historically, the expenses related to these arrangements were attributed to the Health Care Business through allocations from ParentCo. The Company does not anticipate future lease expense to be materially different as compared to what was historically allocated to the Health Care Business.
6.Your disclosures on page 8 indicate that the company will also enter into a tax matters agreement, an employee matters agreement, and an intellectual property matters agreement with ParentCo.  It appears that the employee matters agreement will also govern the terms of equity-based awards granted by ParentCo prior to the separation.  Please help us understand what consideration was given as to whether the impact of these agreements should also be reflected in the pro forma financial information.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that ParentCo and the Company are currently in the process of determining the terms of their post-spinoff relationship, including under the tax matters agreement, the employee matters agreement and an intellectual property agreement and these agreements have not yet been finalized. The Company will reflect the estimated financial impact of these arrangements in the pro forma financial information in a future amendment after these agreements have been finalized.
7.We note that the Health Care Business entered into agreements in May 2023 to sell certain assets associated with its dental local anesthetic portfolio, which is expected

U.S. Securities and Exchange Commission
July 28, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
to close in the third quarter of 2023.  Please address what consideration was given to reflecting this transaction in the pro forma financial information.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the agreements to sell certain assets with its dental local anesthetic portfolio represents a sale of a business. This business was included within the historical combined financial statements but will no longer transfer as part of the Healthcare Business in the separation and distribution as the Company’s expects the transaction to close prior to the separation and distribution. Accordingly, the Company has reflected an adjustment to remove the related revenue and costs directly related to this business. The expected assets and liabilities that will be transferred to the buyer in the transaction are not material. The Company has revised the disclosure on page 83 to reflect the estimated write-off of segment goodwill resulting from this sale.
Intellectual Property, page 119
8.We reissue comment 4.  Please revise each of the charts to quantify the patents for each indication in each jurisdiction, and for each jurisdiction, quantify the pending and issued patents.  Also, please provide the expiration dates by jurisdiction.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 121-124.
Regulation, page 124
9.We reissue comment 2.  Please revise to provide materially complete disclosure of the regulations under which you operate.  We note, for example, you have not described the classification process for Class I or II medical devices, stages of clinical trials for pharmaceuticals, have not described the medical device or pharmaceutical procedures in the EU or China, which appear to be material.  In addition, please revise to summarize the "extensive laws and regulations protecting the privacy, security and integrity of patient medical information" you reference on page 128, including HIPAA, and the applicable environmental, health and safety laws on page 122.  We note the statement on page 122 that the environmental, health and safety "laws, regulations, ordinances, requirements and standards affect a significant portion of [y]our activities globally across each of [y]our segments and product lines."
Response: In response to the Staff’s comment, the Company has revised the section titled “Business – Regulation”.
The Company respectfully advises the Staff that it has not added additional details regarding the clinical trial process for pharmaceutical products because currently only

U.S. Securities and Exchange Commission
July 28, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
four of its products require clinical trials to achieve regulatory approval.  Accordingly, the Company does not consider the clinical trial process to be material to an understanding of the Company’s business or any segment of the Company’s business.
* * * * *
If you have any questions concerning Amendment No. 3 or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Jeffrey Lavers, 3M Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz